Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

Resolutions Passed at the Annual General Meeting for the Year 2016

Payment of the Final Dividends

Appointment of Directors and Supervisors

Appointment of Chairman and Vice Chairman

Appointment of Chairman of the Supervisory Committee

Appointment and Retirement of Vice Presidents

And

Change of Members of the Board Committees

The board of directors (the “Board of Directors”) of PetroChina Company Limited (the “Company”) is pleased to announce that the annual general meeting of the Company for the year 2016 (the “AGM”) was held in Beijing at 9 a.m. on 8 June 2017 and the resolutions set out below were duly passed.

The Board of Directors also wishes to notify Shareholders of details relating to the payment of the final dividends for the year ended 31 December 2016, appointment of Directors and Supervisors, appointment of chairman and vice chairman of the Company, appointment of chairman of the Supervisory Committee, appointment and retirement of vice presidents of the Company and change of members of the board committees of the Company (the “Board Committee”).

Resolutions Passed at the Annual General Meeting for the Year 2016

We refer to the notice of the AGM of the Company dated 20 April 2017 (the “Notice”), the circular of the Company dated 20 April 2017 in relation to the AGM (the “Circular”), and the supplemental notice of AGM dated 5 May 2017 (the “Supplemental Notice”), the supplemental circular of the Company dated 5 May 2017 in relation to the AGM (the “Supplemental Circular”), respectively. Unless otherwise defined herein, terms used in this announcement shall have the same meanings as defined in the Supplemental Circular.

The Board of Directors is pleased to announce that the AGM was held at Beijing Oriental Bay International Hotel, 26 Anwai Xibinhe Road, Dongcheng District, Beijing, the PRC, at 9 a.m. on 8 June 2017 by way of physical meeting.

The meeting was convened by the Board of Directors, and was chaired by Mr. Zhang Jianhua, Vice Chairman of the Board of Directors. Some of the Company’s Directors and Supervisors, as well as secretary to the Board of Directors, attended the AGM. Other relevant members of the senior management were also present at the AGM. The AGM was legally and validly convened in compliance with the requirements of the Company Law of the PRC and the Articles of Association.

At the AGM, the following resolutions were considered and approved by way of poll, and the poll results of the votes are as follows:

Resolutions			For		Against		Abstain
			Number of votes cast	Percentage (%)	Number of votes cast	Percentage (%)	Number of votes cast	Percentage (%)
1.	To consider and approve the Report of the Board of Directors of the Company for the year 2016	A Shares	157,426,273,050	99.999597	635,201	0.000403	0	0.000000
		H Shares	6,972,622,221	98.799769	16,676,300	0.236298	68,027,900	0.963933

		Total:	164,398,895,271	99.948117	17,311,501	0.010525	68,027,900	0.041358

2.	To consider and approve the Report of the Supervisory Committee of the Company for the year 2016	A Shares	157,426,273,050	99.999597	635,201	0.000403	0	0.000000
		H Shares	6,972,296,921	98.795160	16,723,300	0.236964	68,306,200	0.967876

		Total:	164,398,569,971	99.947919	17,358,501	0.010553	68,306,200	0.041528

3.	To consider and approve the Audited Financial Statements of the Company for the year 2016	A Shares	157,426,273,050	99.999597	635,201	0.000403	0	0.000000
		H Shares	6,987,139,921	99.005480	2,234,600	0.031664	67,951,900	0.962856

		Total:	164,413,412,971	99.956943	2,869,801	0.001745	67,951,900	0.041312

4.	To consider and approve the declaration and payment of the final dividend for the year ended 31 December 2016 in the amount and in the manner recommended by the Board of Directors	A Shares	157,426,273,050	99.999597	635,201	0.000403	0	0.000000
		H Shares	7,008,957,021	99.314621	6,199,400	0.087844	42,170,000	0.597535

		Total:	164,435,230,071	99.970207	6,834,601	0.004155	42,170,000	0.025638

5.	To consider and approve the authorisation of the Board of Directors to determine the distribution of interim dividends for the year 2017	A Shares	157,426,273,050	99.999597	635,201	0.000403	0	0.000000
		H Shares	7,008,283,221	99.305074	6,445,700	0.091333	42,597,500	0.603593

		Total:	164,434,556,271	99.969797	7,080,901	0.004305	42,597,500	0.025898

6.	To consider and approve the appointment of KPMG Huazhen and KPMG as the domestic and international auditors of the Company, respectively, for the year 2017 and to authorise the Board of Directors to determine their remuneration	A Shares	157,425,954,098	99.999394	954,153	0.000606	0	0.000000
		H Shares	6,635,154,222	94.017958	379,382,099	5.375720	42,790,100	0.606322

		Total:	164,061,108,320	99.742756	380,336,252	0.231229	42,790,100	0.026015

7.	To consider and approve, by way of special resolution, to grant a general mandate to the Board of Directors to issue and deal with domestic shares (A Shares) and/or overseas listed foreign shares (H Shares) of the Company of not more than 20% of each of its existing domestic shares (A Shares) or overseas listed foreign shares (H Shares) of the Company in issue as at the date of passing of this resolution at the 2016 Annual General Meeting and determine the terms and conditions of such issue	A Shares	157,425,710,797	99.999239	1,197,454	0.000761	0	0.000000
		H Shares	2,114,232,128	29.957976	4,899,564,493	69.425221	43,529,800	0.616803

		Total:	159,539,942,925	96.994063	4,900,761,947	2.979473	43,529,800	0.026464

8.	To consider and approve, by way of special resolution, to unconditionally grant a general mandate to the Board of Directors to determine and deal with the issue of debt financing instruments of the Company with an outstanding balance amount of up to RMB100 billion (or the foreign currency equivalent calculated by using the middle exchange rate announced by the People’s Bank of China on the date of issue) and determine the terms and conditions of such issue	A Shares	157,426,262,550	99.999590	645,201	0.000410	500	0.000000
		H Shares	7,006,757,121	99.283450	5,524,000	0.078273	45,045,300	0.638277

		Total:	164,433,019,671	99.968863	6,169,201	0.003751	45,045,800	0.027386

9.	To consider and, if thought fit, pass the following resolutions:
9.01	To consider and approve the election of Mr. Wang Yilin as a Director of the Company	A Shares	157,426,129,450	99.999505	778,801	0.000495	0	0.000000
		H Shares	6,442,203,902	91.283916	570,282,919	8.080722	44,839,600	0.635362

		Total:	163,868,333,352	99.625556	571,061,720	0.347183	44,839,600	0.027261

9.02	To consider and approve the election of Mr. Wang Dongjin as a Director of the Company	A Shares	157,426,273,050	99.999597	635,201	0.000403	0	0.000000
		H Shares	6,820,735,806	96.647589	191,792,515	2.717637	44,798,100	0.634774

		Total:	164,247,008,856	99.855776	192,427,716	0.116989	44,798,100	0.027235

9.03	To consider and approve the election of Mr. Yu Baocai as a Director of the Company	A Shares	157,414,271,655	99.991973	12,636,596	0.008027	0	0.000000
		H Shares	2,297,996,923	32.561862	4,417,425,788	62.593475	341,903,710	4.844663

		Total:	159,712,268,578	97.098831	4,430,062,384	2.693305	341,903,710	0.207864

9.04	To consider and approve the election of Mr. Liu Yuezhen as a Director of the Company	A Shares	157,426,129,450	99.999505	778,801	0.000495	0	0.000000
		H Shares	6,237,239,590	88.379639	775,248,731	10.985020	44,838,100	0.635341

		Total:	163,663,369,040	99.500946	776,027,532	0.471794	44,838,100	0.027260

9.05	To consider and approve the election of Mr. Liu Hongbin as a Director of the Company	A Shares	157,426,273,050	99.999597	635,201	0.000403	0	0.000000
		H Shares	6,758,186,586	95.761287	254,353,935	3.604111	44,785,900	0.634602

		Total:	164,184,459,636	99.817748	254,989,136	0.155024	44,785,900	0.027228

9.06	To consider and approve the election of Mr. Hou Qijun as a Director of the Company	A Shares	157,426,273,050	99.999597	635,201	0.000403	0	0.000000
		H Shares	6,718,097,306	95.193235	294,440,015	4.172118	44,789,100	0.634647

		Total:	164,144,370,356	99.793376	295,075,216	0.179394	44,789,100	0.027230

9.07	To consider and approve the election of Mr. Duan Liangwei as a Director of the Company	A Shares	157,426,273,050	99.999597	635,201	0.000403	0	0.000000
		H Shares	6,702,297,986	94.969364	310,251,635	4.396163	44,776,800	0.634473

		Total:	164,128,571,036	99.783770	310,886,836	0.189007	44,776,800	0.027223

9.08	To consider and approve the election of Mr. Qin Weizhong as a Director of the Company	A Shares	157,426,273,050	99.999597	635,201	0.000403	0	0.000000
		H Shares	6,695,928,086	94.879104	316,601,235	4.486136	44,797,100	0.634760

		Total:	164,122,201,136	99.779898	317,236,436	0.192867	44,797,100	0.027235

9.09	To consider and approve the election of Mr. Lin Boqiang as a Director of the Company	A Shares	157,426,129,450	99.999505	778,801	0.000495	0	0.000000
		H Shares	6,536,464,710	92.619560	476,065,911	6.745698	44,795,800	0.634742

		Total:	163,962,594,160	99.682863	476,844,712	0.289903	44,795,800	0.027234

9.10	To consider and approve the election of Mr. Zhang Biyi as a Director of the Company	A Shares	157,426,129,450	99.999505	778,801	0.000495	0	0.000000
		H Shares	6,515,282,910	92.319421	497,246,411	7.045819	44,797,100	0.634760

		Total:	163,941,412,360	99.669985	498,025,212	0.302780	44,797,100	0.027235

9.11	To consider and approve the election of Ms. Elsie Leung Oi-sie as a Director of the Company	A Shares	157,426,273,050	99.999597	635,201	0.000403	0	0.000000
		H Shares	6,781,522,706	96.091952	231,029,815	3.273617	44,773,900	0.634431

		Total:	164,207,795,756	99.831936	231,665,016	0.140843	44,773,900	0.027221

9.12	To consider and approve the election of Mr. Tokuchi Tatsuhito as a Director of the Company	A Shares	157,426,272,350	99.999596	635,901	0.000404	0	0.000000
		H Shares	6,794,266,406	96.272526	218,272,815	3.092854	44,787,200	0.634620

		Total:	164,220,538,756	99.839683	218,908,716	0.133088	44,787,200	0.027229

9.13	To consider and approve the election of Mr. Simon Henry as a Director of the Company	A Shares	157,426,272,350	99.999596	635,901	0.000404	0	0.000000
		H Shares	6,833,919,306	96.834394	178,647,015	2.531370	44,760,100	0.634236

		Total:	164,260,191,656	99.863791	179,282,916	0.108997	44,760,100	0.027212

10.	To consider and, if thought fit, pass the following resolutions:
10.01	To consider and approve the election of Mr. Xu Wenrong as a Supervisor of the Company	A Shares	157,426,129,450	99.999505	778,801	0.000495	0	0.000000
		H Shares	6,626,672,215	93.897771	382,189,486	5.415500	48,464,720	0.686729

		Total:	164,052,801,665	99.737706	382,968,287	0.232829	48,464,720	0.029465

10.02	To consider and approve the election of Mr. Zhang Fengshan as a Supervisor of the Company	A Shares	157,426,273,050	99.999597	635,201	0.000403	0	0.000000
		H Shares	6,997,548,403	99.152965	11,343,898	0.160739	48,434,120	0.686296

		Total:	164,423,821,453	99.963271	11,979,099	0.007283	48,434,120	0.029446

10.03	To consider and approve the election of Mr. Jiang Lifu as a Supervisor of the Company	A Shares	157,426,273,050	99.999597	635,201	0.000403	0	0.000000
		H Shares	6,997,656,503	99.154497	11,217,898	0.158954	48,452,020	0.686549

		Total:	164,423,929,553	99.963337	11,853,099	0.007206	48,452,020	0.029457

10.04	To consider and approve the election of Mr. Lu Yaozhong as a Supervisor of the Company	A Shares	157,426,129,450	99.999505	778,801	0.000495	0	0.000000
		H Shares	6,627,737,815	93.912870	381,146,486	5.400721	48,442,120	0.686409

		Total:	164,053,867,265	99.738353	381,925,287	0.232196	48,442,120	0.029451

As the above resolutions numbered 1 to 6 and 9 to 10 were passed by a simple majority, these resolutions were duly passed as ordinary resolutions. As the above resolutions numbered 7 to 8 were passed by two-thirds majority, these resolutions were duly passed as special resolutions.

As at the date of the AGM:

(1)	The issued share capital of the Company and total number of Shares entitling the holders to attend and vote for or against the resolutions set out in 1 to 10 above at the AGM: 183,020,977,818 Shares comprising 161,922,077,818 A Shares and 21,098,900,000 H Shares.

(2)	Information on the Shareholders and proxies who attended and voted at the AGM is as follows:

Number of Shareholders or proxies who attended and voted at the AGM	36
Total number of voting shares of the Company held by such attending Shareholders or proxies	164,484,234,672
of which: A Shares H Shares	157,426,908,251 7,057,326,421
Percentage of such voting shares of the Company held by such attending Shareholders or proxies, as compared with the total number of voting shares of the Company (%)	89.871793%
of which: A Shares (%) H Shares (%)	86.015773 3.856020	% %

(3)	There were no Shares of the Company entitling the holders to attend and vote only against the resolutions at the AGM.

(4)	The poll results were subject to scrutiny by Huang Ruijiao and Yu Yang, representatives of holders of A Shares, Yang Hua, Supervisor of the Company, Gao Yimin of King & Wood Mallesons and Hong Kong Registrars Limited. Hong Kong Registrars Limited acted as the scrutineer for the vote-counting.

Payment of the Final Dividends

The Board of Directors also wishes to notify Shareholders the details of the payment of the final dividends for the year ended 31 December 2016 are as follows:

The Company will pay final dividends of RMB0.03801 per Share (inclusive of applicable tax) for the year ended 31 December 2016. The payment shall be made to Shareholders whose names appeared on the register of members of the Company at close of business on 21 June 2017 (the “Record Date”). According to the Articles of Association of the Company, dividends payable to the Shareholders shall be declared in Renminbi, and dividends payable to holders of A Shares shall be paid in Renminbi, and for the A Shares of the Company listed on the Shanghai Stock Exchange and invested by the investors through the Stock Exchange of Hong Kong Limited (“Hong Kong Stock Exchange”), dividends shall be paid in Renminbi to the accounts of the nominal shareholders through China Securities Depository and Clearing Corporation Limited (“CSDC”). Save for the H Shares of the Company listed on the Hong Kong Stock Exchange and invested by the investors through the Shanghai Stock Exchange (the “H Shares under the Southbound Trading Link”), dividends payable to the holders of H Shares shall be paid in Hong Kong Dollars. Dividends payable to the holders of H Shares under the Southbound Trading Link shall be paid in Renminbi. In accordance with the Agreement on Payment of Cash Dividends on the H Shares under the Southbound Trading Link between the Company and CSDC, CSDC will receive the dividends payable by the Company to holders of the H Shares under the Southbound Trading Link as a nominal holder of the H Shares under the Southbound Trading Link on behalf of investors and assist the payment of dividends on the H Shares under the Southbound Trading Link to investors thereof. The following formula shall apply for the purpose of calculating the Hong Kong dollar equivalent of the amount of final dividends payable per H Share:

Conversation amount for final dividends per Share	=	Final dividends per Share in Renminbi
(Renminbi to Hong Kong dollars)		Average of the middle exchange rates for Renminbi to Hong Kong dollar as announced by the People’s Bank of China for the week immediately prior to 8 June 2017

The average of the middle exchange rates for Renminbi to Hong Kong dollar as announced by the People’s Bank of China for the week immediately prior to 8 June 2017, that is the date of the AGM at which the final dividends is declared, is RMB0.87240 to HK$1.00. Accordingly, the amount of final dividends payable per H Share is HK$0.04357.

According to the Law on Corporate Income Tax of the PRC and the relevant implementing rules which came into effect on 1 January 2008, the Company is required to withhold corporate income tax at the rate of 10% before distributing dividends to non-resident enterprise shareholders whose names appear on the register of members of H Shares of the Company. Any H Shares registered in the name of non-individual H Shareholders, including HKSCC Nominees Limited, other nominees, trustees or other groups and organizations will be treated as being held by non-resident enterprise shareholders and therefore will be subject to the withholding of the corporate income tax. Should any holder of H Shares wish to change their Shareholder status, please consult their agent or trust institution over the relevant procedures. The Company will withhold payment of the corporate income tax strictly in accordance with the relevant laws or requirements of the relevant governmental departments and strictly based on what will be registered on the Company’s H share register of members on 21 June 2017.

According to the regulation promulgated by the State General Administration of Taxation of the PRC (Guo Shui Han [2011] No.348), the Company is required to withhold and pay the individual income tax for its individual H shareholders (“Individual H Shareholders”) and the Individual H Shareholders are entitled to certain tax preferential treatments according to the tax agreements between those countries where the Individual H Shareholders are residents and China and the provisions in respect of tax arrangements between the mainland China and Hong Kong (Macau). The Company would withhold and pay the individual income tax at the tax rate of 10% on behalf of the Individual H Shareholders who are Hong Kong residents, Macau residents or residents of those countries having agreements with China for individual income tax rate in respect of dividend of 10%. For Individual H Shareholders who are residents of those countries having agreements with China for individual income tax rates in respect of dividend of lower than 10%, the Company would make applications on their behalf to seek entitlement of the relevant agreed preferential treatments pursuant to the Notice of the State Administration of Taxation in relation to the Administrative Measures on Preferential Treatment Entitled by Non-residents under Tax Treaties (Tentative) (Guo Shui Fa [2009] No.124) .. For Individual H Shareholders who are residents of those countries having agreements with China for individual income tax rates in respect of dividend of higher than 10% but lower than 20%, the Company would withhold the individual income tax at the agreed-upon effective tax rate. For Individual H Shareholders who are residents of those countries without any taxation agreements with China or having agreements with China for individual income tax in respect of dividend of 20% or other situations, the Company would withhold the individual income tax at a tax rate of 20%

The Company will determine the country of domicile of the Individual H Shareholders based on the registered address as recorded in the register of members of the Company (the “Registered Address”) on the Record Date and will accordingly withhold and pay the individual income tax. If the country of domicile of the Individual H Shareholder is not the same as the Registered Address, the Individual H Shareholder shall notify the share registrar of the Company’s H Shares and provide relevant supporting documents on or before 4:30 p.m., 15 June 2017 (address: Hong Kong Registrars Limited, 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong). If the Individual H Shareholders do not provide the relevant supporting documents to the share registrar of the Company’s H Shares within the time period stated above, the Company will determine the country of domicile of the Individual H Shareholders based on the recorded Registered Address on the Record Date.

The Company will not entertain any claims arising from and assume no liability whatsoever in respect of any delay in, or inaccurate determination of, the status of the shareholders of the Company or any disputes over the withholding and payment of tax.

In accordance with the Circular on the Tax Policies concerning the Pilot Program of the Shanghai and Hong Kong Stock Market Trading Interconnection Mechanism , which became effective on 17 November 2014, with regard to the dividends obtained by individual mainland investors from investment in the H Shares of the Company listed on the Hong Kong Stock Exchange through the Shanghai-Hong Kong Stock Connect, the Company will withhold their individual income tax at the rate of 20% in accordance with the register of individual mainland investors provided by CSDC. As to the withholding tax having been paid abroad, an individual investor may file an application for tax credit with the competent tax authority of CSDC with an effective credit document. With respect to the dividends obtained by mainland securities investment funds from investment in the H Shares of the Company listed on the Hong Kong Stock Exchange through the Shanghai-Hong Kong Stock Connect, the Company will levy tax with reference to the provisions concerning the collection of tax on individual investors. The Company will not withhold income tax on dividends obtained by mainland enterprise investors, and mainland enterprise investors shall file their income tax returns and pay tax themselves instead.

With regard to the dividends obtained by the investors (including enterprises and individuals) from investment in the A Shares of the Company listed on Shanghai Stock Exchange through the Hong Kong Stock Exchange, the Company will withhold income tax at the rate of 10%, and file tax withholding returns with the competent tax authority. Where there is any tax resident of a foreign country out of the investors under the Northbound Trading Link and the rate of income tax on dividends is less than 10%, as provided for in the tax treaty between the country and the PRC, the enterprise or individual may personally, or entrust a withholding agent to, file an application for the tax treatment under the tax treaty with the competent tax authority of the Company. Upon review, the competent tax authority will refund tax based on the difference between the amount of tax having been collected and the amount of tax payable calculated at the tax rate as set out in the tax treaty.

In order to determine the list of holders of H Shares who are entitled to receive the final dividends for the year ended 31 December 2016, the Company’s register of members of H Shares will be closed from 16 June 2017 to 21 June 2017 (both days inclusive) during which period no transfer of H Shares will be registered. In order to qualify for the final dividends, holders of H Shares whose transfers have not been registered must lodge all transfer documents together with the relevant share certificates at Hong Kong Registrars Limited no later than 4:30 p.m. on 15 June 2017. The address of the transfer office of Hong Kong Registrars Limited is 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong.

The Company has appointed Bank of China (Hong Kong) Trustees Limited as the receiving agent in Hong Kong (the “Receiving Agent”) and will pay to such Receiving Agent the final dividends declared for payment to holders of H Shares. The final dividends will be paid by the Receiving Agent on or about 27 July 2017, and will be dispatched on the same day to holders of H Shares who are entitled to receive such dividend by ordinary post and at their own risk.

Holders of A Shares are advised to note that details of paying dividends to holders of A Shares and relevant matters will be announced in due course after discussion between the Company and CSDC, Shanghai Branch.

Appointment of Directors and Supervisors

The Board of Directors is pleased to announce that according to the poll results of the AGM, Mr. Wang Yilin, Mr. Wang Dongjin, Mr. Yu Baocai, Mr. Liu Yuezhen, Mr. Liu Hongbin, Mr. Hou Qijun, Mr. Duan Liangwei, Mr. Qin Weizhong, Mr. Lin Boqiang, Mr. Zhang Biyi, Ms. Elsie Leung Oi-sie, Mr. Tokuchi Tatsuhito and Mr. Simon Henry were elected as the Directors of the Company; Mr. Xu Wenrong, Mr. Zhang Fengshan, Mr. Jiang Lifu and Mr. Lu Yaozhong were elected as the Supervisors of the Company, effective immediately. Please refer to the Supplemental Circular for resumes of the Directors and Supervisors above.

The Board of Directors further announces that Mr. Fu Suotang was elected by the employees of the Company as the employee representative Supervisor of the Company and Mr. Li Jiamin was re-elected by the employees of the Company as the employee representative Supervisor of the Company in compliance with the requirements of the Company Law of the PRC and the Articles of Association, whose terms of office will be three years. Mr. Fu Suotang and Mr. Li Jiamin will not receive any remuneration from the Company in respect of their service as an employee representative Supervisor of the Company.

The biographical details of Mr. Fu Suotang and Mr. Li Jiamin are as follows:

Fu Suotang, aged 55, is the general manager of PetroChina Changqing Oilfield Branch Company and concurrently the director of Changqing Petroleum Exploration Bureau. Mr. Fu is a professor-level senior engineer and holds a doctorate degree. He has over 35 years of working experience in China’s oil and gas industry. He was appointed as the chief geologist of PetroChina Qinghai Oilfield Branch Company from April 2007. He was appointed as the general manager of PetroChina Qinghai Oilfield Branch Company and concurrently the director of Qinghai Petroleum Management Bureau in April 2014. He was appointed as the general manager of PetroChina Changqing Oilfield Branch Company and concurrently the director of Changqing Petroleum Exploration Bureau in April 2017.

Li Jiamin, aged 53, is an employee representative Supervisor of the Company and concurrently the general manager of PetroChina Lanzhou Petrochemical Corporation and the general manager of Lanzhou Petroleum & Chemical Company. Mr. Li is a professor-level senior engineer and holds a master’s degree. He has over 30 years of working experience in China’s petroleum and chemical industry. He was appointed as the deputy general manager and chief security officer of PetroChina Lanzhou Petrochemical Company from August 2004. He was appointed as the general manager of PetroChina Lanzhou Petrochemical Company and the general manager of Lanzhou Petroleum & Chemical Company from March 2012. He was appointed as an employee representative Supervisor of the Company in May 2014.

Save as disclosed above, as at the date of this announcement, none of Mr. Fu Suotang or Mr. Li Jiamin (i) has held any directorship in any other listed companies in the past three years; (ii) has any relationship with any other Director, Supervisor, senior management, substantial Shareholder or controlling Shareholder of the Company; or (iii) has any interest in the Shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Save as disclosed above, so far as the Board of Directors is aware, there is no information on Mr. Fu Suotang and Mr. Li Jiamin to be disclosed pursuant to any of the requirements under paragraphs 13.51(2)(h) to 13.51(2)(v) of the Listing Rules and there are no other matters that need to be brought to the attention of the Shareholders.

Appointment of Chairman and Vice Chairman

The Board of Directors is pleased to announce that Mr. Wang Yilin was elected as the chairman of the Company, Mr. Zhang Jianhua remains as a vice chairman of the Company and Mr. Wang Dongjin was elected as a vice chairman of the Company.

Appointment of Chairman of the Supervisory Committee

The Board of Directors is pleased to announce that Mr. Xu Wenrong was elected as the chairman of the Supervisory Committee. Mr. Xu Wenrong will no longer take the position as a Director according to the actual work needs of the Company.

Appointment and Retirement of Vice Presidents

The Board of Directors is pleased to announce that Mr. Hou Qijun was appointed as a vice president of the Company with effect from 8 June 2017. In the meantime, Mr. Zhao Zhengzhang and Ms. Wang Lihua have ceased to be vice presidents of the Company due to retirement with effect from 8 June 2017.

Change of Members of the Board Committees

The Board of Directors is pleased to announce that, in consideration of the role and expertise of the Directors of the Company, the members of the Board Committees have been adjusted as follows:

Nomination Committee of the Board of Directors: Mr. Wang Yilin as chairman, Mr. Lin Boqiang and Mr. Zhang Biyi as members;

Audit Committee of the Board of Directors: Mr. Lin Boqing as chairman, Mr. Zhang Biyi and Mr. Liu Yuezhen as members;

Investment and Development Committee of the Board of Directors: Mr. Wang Dongjin as chairman, Mr. Liu Hongbin and Mr. Simon Henry as members;

Examination and Remuneration Committee of the Board of Directors: Ms. Elsie Leung Oi-sie as chairman, Mr. Yu Baocai and Mr. Tokuchi Tatsuhito as members; and

Health, Safety and Environment Committee of the Board of Directors: Mr. Zhang Jianhua as chairman, Mr. Hou Qijunm, Mr. Duan Liangwei and Mr. Qin Weizhong as members.

The Board of Directors would like to express its sincere gratitude to Mr. Xu Wenrong, Mr. Shen Diancheng, Mr. Zhao Zhengzhang, Mr. Richard H. Matzke and Mr. Chen Zhiwu for their contribution to the Company during their tenure of service as Directors, Mr. Guo Jinping, Mr. Li Qingyi, Mr. Jia Yimin and Mr. Yang Hua for their contribution to the Company during their tenure of service as Supervisors, and Ms. Wang Lihua for her contribution to the Company during her tenure of service as vice president of the Company.

By order of the Board
PetroChina Company Limited
Wu Enlai
Secretary to the Board

Beijing, China

8 June 2017

As at the date of this announcement, the Board of Directors comprises Mr. Wang Yilin as the Chairman; Mr. Zhang Jianhua as Vice Chairman and non-executive director; Mr. Wang Dongjin as Vice Chairman and executive director; Mr. Yu Baocai, Mr. Liu Yuezhen, Mr. Liu Hongbin, Mr. Duan Liangwei and Mr. Qin Weizhong as non-executive directors; Mr. Hou Qijun as executive director; and Mr. Lin Boqiang, Mr. Zhang Biyi, Ms. Elsie Leung Oi-sie, Mr. Tokuchi Tatsuhito and Mr. Simon Henry as independent non-executive directors.